Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE
MONTHS ENDED MARCH 31, 2012

Toronto, Ontario – April 27, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months ended March 31, 2012.

-	First quarter consolidated revenue growth of 3.6% to $438.3 million
-	Adjusted EBITDA(A) of $116.3 million
-
Reaffirms fiscal year 2012 outlook for revenue of $1.88 to $1.91 billion, adjusted EBITDA(A) of $535 to $550 million and free cash flow(B) of $220 to $240 million, excluding internal infrastructure investment

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“The results of our first quarter were in line with our expectations and our performance is on track with our outlook for 2012.  Our 2012 guidance anticipated lower comparative first quarter results due in large part to the rollover impact of the weak economic environment in the U.S. northeast that we faced in the latter part of 2011.  As we indicated, our plans also called for a year with more back-end loaded special waste volumes compared with last year and, in fact, we are already seeing more special waste activity in the second quarter of the year,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We achieved solid total revenue growth, with reported revenues increasing 3.6% to $438.3 million, despite the impact of lower recycled fiber pricing and less special waste activity in parts of our U.S. operations relative to the quarter a year ago.  Strategic “tuck-in” acquisitions that we completed in 2011 and the first quarter of 2012 contributed to our results, as did strong results in our consolidated commercial and residential collection service lines.  Consolidated core price increased 1.0% and volumes declined 0.9%.  Higher core price and volume in our Canadian segment and higher core price in our U.S. south segment were offset by continued softness in our U.S. northeast segment.  Transfer station and landfill volumes and collection pricing in this segment were lower in the first quarter of 2012 compared to the first quarter a year ago.  However, we are pleased to see early signs of pricing stability in the U.S. northeast on a sequential basis.

“Adjusted EBITDA(A) of $116.3 million, in line with our expectations, and an adjusted EBITDA(A) margin of 26.5%, were affected most significantly by the combination of lower recycled commodity and special waste revenues, which are both high-margin contributors to adjusted EBITDA(A) and therefore affected our first quarter results disproportionately.  In addition, the impact of “tuck-in” acquisitions, higher diesel fuel prices, one additional operating day in the quarter and non-recurring professional services fees also contributed to the decline in adjusted EBITDA(A) comparatively.  Free cash flow(B) of $43.7 million, also in line with expectations, reflects the timing of higher capital and landfill expenditures in the period.”

Mr. Quarin continued, “We are reaffirming our outlook for 2012, which includes revenue of $1.88 to $1.91 billion, adjusted EBITDA(A) of $535 to $550 million, and free cash flow(B) of $220 to $240 million, excluding additional internal infrastructure investment of $40 to $50 million. Our outlook assumes the average pricing we are currently obtaining for recycled fiber commodities, but anticipates a higher level of special waste volumes over the balance of the fiscal year.  We remain focused on our disciplined program for enhancing organic growth and our “tuck-in” acquisition program continues to be active.  We look forward to executing on our plans for 2012, which will contribute meaningfully to our performance in 2013 and beyond.”

Reported revenues increased $15.4 million or 3.6% from $422.9 million in the first quarter of 2011 to $438.3 million in the first quarter of 2012.  Expressed on a reportable basis, and assuming Canadian and U.S. dollar parity, revenues increased 4.3% quarter over quarter due in large part to the 4.6% increase attributable to acquisitions, while higher overall pricing and fuel surcharges were offset by lower volumes and recycled fiber prices.

Adjusted EBITDA(A) was $116.3 million, or (5.6)% lower, in the first quarter of 2012 versus $123.3 million in the same quarter a year ago.  Excluding the impact of foreign currency (“FX”) and the decline in recycled fiber pricing, adjusted EBITDA(A) would have been $122.5 million in the current quarter.  The first quarter of 2012 also included one additional operating day which added $2.2 million of operating expense without any additional revenue contribution in our commercial and residential service lines.  Adjusted operating income(A) was $53.0 million, or (14.3)% lower, in the quarter compared to $61.9 million in the same period last year.

Progressive Waste Solutions Ltd. – March 31, 2012 - 1

Adjusted net income(A) was $24.1 million, or $0.20 per weighted average diluted share (“diluted share”), compared to $28.2 million, or $0.23 per diluted share in the comparative period.

Share repurchases in the quarter totalled $29.3 million and dividends paid to shareholders totalled $14.8 million.  Together, this represents a combined $44.1 million return to shareholders in the first quarter of 2012 compared to $38.9 million a year ago.

Other highlights for the three months ended March 31, 2012
•	In March 2012, we received a modification to our operating permit for the Ridge landfill that increases the amount of annual waste allowable at the site from 0.9 to 1.3 million tonnes annually.
•	We repurchased and cancelled approximately 1.37 million common shares in the quarter. At the close of the period, there were 116.9 million common shares outstanding.

Progressive Waste Solutions Ltd. – March 31, 2012 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
  (“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended March 31, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and
in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended
	2012	2011

REVENUES	$438,275	$422,850
EXPENSES
OPERATING	265,341	246,805
SELLING, GENERAL AND ADMINISTRATION	59,292	58,607
RESTRUCTURING	-	847
AMORTIZATION	63,654	62,819
NET GAIN ON SALE OF CAPITAL ASSETS	(384)	(1,423)
OPERATING INCOME	50,372	55,195
INTEREST ON LONG-TERM DEBT	14,264	16,518
NET FOREIGN EXCHANGE LOSS (GAIN)	7	(3)
NET GAIN ON FINANCIAL INSTRUMENTS	(545)	(1,926)
OTHER EXPENSES	53	186
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	36,593	40,420
INCOME TAX EXPENSE
Current	10,425	11,698
Deferred	4,095	5,620
	14,520	17,318
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	4	4
NET INCOME	22,069	23,098

Foreign currency translation adjustment	9,623	13,974
Derivatives designated as cash flow hedges, net of
income tax ($388) (2011 - ($1,835))	721	3,407
Settlement of derivatives designated as cash flow hedges,
net of income tax ($137) (2011 - ($132))	256	245
OTHER COMPREHENSIVE INCOME	10,600	17,626
COMPREHENSIVE INCOME	$32,669	$40,724

Net income per weighted average share, basic	$0.19	$0.19
Net income per weighted average share, diluted	$0.19	$0.19
Weighted average number of shares outstanding
(thousands), basic	117,887	121,697
Weighted average number of shares outstanding
(thousands), diluted	117,887	121,697

Progressive Waste Solutions Ltd. – March 31, 2012 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
March 31, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and
in thousands of U.S. dollars except issued and outstanding share amounts)
	March 31,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$11,000	$14,143
Accounts receivable	198,171	212,099
Other receivables	388	414
Prepaid expenses	37,441	31,484
Restricted cash	454	452
Other assets	4,026	1,972
	251,480	260,564

OTHER RECEIVABLES	291	376
FUNDED LANDFILL POST-CLOSURE COSTS	9,424	9,200
INTANGIBLES	250,396	257,731
GOODWILL	781,747	774,409
LANDFILL DEVELOPMENT ASSETS	17,318	15,869
DEFERRED FINANCING COSTS	18,427	19,983
CAPITAL ASSETS	780,477	776,058
LANDFILL ASSETS	959,899	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	4,041	3,973
OTHER ASSETS	629	649
	$3,074,129	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$98,922	$115,292
Accrued charges	105,164	124,496
Dividends payable	16,386	14,540
Income taxes payable	3,657	10,693
Deferred revenues	18,274	17,645
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	8,983	9,468
Other liabilities	3,474	3,484
	256,360	297,118

LONG-TERM DEBT	1,351,974	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS	95,406	92,034
OTHER LIABILITIES	7,352	7,484
DEFERRED INCOME TAXES	81,842	76,234
	1,792,934	1,784,463

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 116,685,167 (December 31, 2011 - 118,040,683))	1,802,285	1,824,231
Restricted shares (issued and outstanding - 252,150 (December 31, 2011 - 252,150))	(5,353)	(5,353)
Additional paid in capital	3,375	2,789
Accumulated deficit	(467,961)	(466,775)
Accumulated other comprehensive loss	(51,151)	(61,751)
Total shareholders' equity	1,281,195	1,293,141
	$3,074,129	$3,077,604

Progressive Waste Solutions Ltd. – March 31, 2012 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended March 31, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended
	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$22,069	$23,098
Items not affecting cash
Restricted share expense	734	174
Accretion of landfill closure and post-closure costs	1,308	1,269
Amortization of intangibles	12,928	12,164
Amortization of capital assets	33,899	32,449
Amortization of landfill assets	16,827	18,206
Interest on long-term debt (amortization of deferred financing costs)	1,690	1,353
Net gain on sale of capital assets	(384)	(1,423)
Net gain on financial instruments	(545)	(1,926)
Deferred income taxes	4,095	5,620
Net loss from equity accounted investee	4	4
Landfill closure and post-closure expenditures	(1,534)	(1,701)
Changes in non-cash working capital items	(25,743)	(34,633)
Cash generated from operating activities	65,348	54,654
INVESTING
Acquisitions	(6,544)	(12,380)
Restricted cash deposits	(2)	-
Proceeds from other receivables	124	115
Funded landfill post-closure costs	(86)	(98)
Purchase of capital assets	(37,386)	(15,902)
Purchase of landfill assets	(12,705)	(9,507)
Proceeds from the sale of capital assets	719	2,673
Investment in landfill development assets	(2,266)	(622)
Cash utilized in investing activities	(58,146)	(35,721)
FINANCING
Payment of deferred financing costs	(55)	(1,020)
Proceeds from long-term debt	98,941	103,483
Repayment of long-term debt	(65,845)	(84,816)
Proceeds from the exercise of stock options	310	292
Repurchase of common shares	(29,308)	(23,500)
Dividends paid to shareholders	(14,769)	(15,429)
Cash utilized in financing activities	(10,726)	(20,990)
Effect of foreign currency translation on cash and cash equivalents	381	425
NET CASH OUTFLOW	(3,143)	(1,632)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,000	$11,774
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$10,998	$11,773
Cash equivalents	2	1
	$11,000	$11,774
Cash paid during the period for:
Income taxes	$16,510	$15,043
Interest	$13,844	$16,296

Progressive Waste Solutions Ltd. – March 31, 2012 - 5

FX Impact on Consolidated Results
The following table has been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2012.

			Three months ended
	March 31, 2011	March 31, 2012	March 31, 2012	March 31, 2012	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$422,850	$18,109	$440,959	$(2,684)	$438,275
Operating expenses	246,805	20,012	266,817	(1,476)	265,341
Selling, general and administration	58,607	1,073	59,680	(388)	59,292
Restructuring expenses	847	(847)	-	-	-
Amortization	62,819	1,185	64,004	(350)	63,654
Net gain on sale of capital assets	(1,423)	1,037	(386)	2	(384)
Operating income	55,195	(4,351)	50,844	(472)	50,372
Interest on long-term debt	16,518	(2,180)	14,338	(74)	14,264
Net foreign exchange (gain) loss	(3)	10	7	-	7
Net gain on financial instruments	(1,926)	1,378	(548)	3	(545)
Other expense	186	(132)	54	(1)	53
Income before net income tax
expense and net loss from
equity accounted investee	40,420	(3,427)	36,993	(400)	36,593
Net income tax expense	17,318	(2,670)	14,648	(128)	14,520
Net loss from equity accounted investee	4	-	4	-	4
Net income	$23,098	$(757)	$22,341	$(272)	$22,069

Adjusted EBITDA(A)(*)	$123,271	$(6,115)	$117,156	$(848)	$116,308
Adjusted operating income(A)(*)	$61,875	$(8,336)	$53,539	$(501)	$53,038
Adjusted net income(A)(*)	$28,229	$(3,863)	$24,366	$(300)	$24,066
Free cash flow(B)(**)	$73,240	$(29,208)	$44,032	$(321)	$43,711

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Please refer to the free cash flow section for further details.

Progressive Waste Solutions Ltd. – March 31, 2012 - 6

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended March 31
	2012	2011

Operating income	$50,372	$55,195
Transaction and related costs - SG&A	288	315
Fair value movements in stock options - SG&A	1,644	5,344
Restricted share expense - SG&A	734	174
Restructuring expenses	-	847
Adjusted operating income	53,038	61,875
Net gain on sale of capital assets	(384)	(1,423)
Amortization	63,654	62,819
Adjusted EBITDA	$116,308	$123,271

Net income	$22,069	$23,098
Transaction and related costs - SG&A	288	315
Fair value movements in stock options - SG&A	1,644	5,344
Restricted share expense - SG&A	734	174
Restructuring expenses	-	847
Net gain on financial instruments	(545)	(1,926)
Other expenses	53	186
Net income tax expense or (recovery)	(177)	191
Adjusted net income	$24,066	$28,229

Adjusted net income
per weighted average share, basic(A)(*)	$0.20	$0.23
Adjusted net income
per weighted average share, diluted(A)(*)	$0.20	$0.23

Replacement and growth expenditures
Replacement expenditures	$36,374	$18,042
Growth expenditures	13,717	7,367
Total replacement and growth expenditures	$50,091	$25,409

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$65,348	$54,654
Free cash flow(B)	$43,711	$73,240
Free cash flow (B)
per weighted average share, diluted	$0.37	$0.60

Dividends
Dividends declared (common shares)	$16,351	$15,305

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – March 31, 2012 - 7

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended March 31
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$422,850	$440,959	$18,109	$438,275	$15,425
Canada	$171,920	$176,602	$4,682	$173,918	$1,998
U.S. south	$168,175	$187,407	$19,232	$187,407	$19,232
U.S. northeast	$82,755	$76,950	$(5,805)	$76,950	$(5,805)

Operating expenses	$246,805	$266,817	$20,012	$265,341	$18,536
Canada	$92,629	$97,114	$4,485	$95,638	$3,009
U.S. south	$100,282	$116,130	$15,848	$116,130	$15,848
U.S. northeast	$53,894	$53,573	$(321)	$53,573	$(321)

SG&A (as reported)	$58,607	$59,680	$1,073	$59,292	$685
Canada	$15,584	$16,159	$575	$15,914	$330
U.S. south	$16,783	$19,599	$2,816	$19,599	$2,816
U.S. northeast	$8,147	$7,997	$(150)	$7,997	$(150)
Corporate	$18,093	$15,925	$(2,168)	$15,782	$(2,311)

EBITDA(A) (as reported)	$117,438	$114,462	$(2,976)	$113,642	$(3,796)
Canada	$63,707	$63,329	$(378)	$62,366	$(1,341)
U.S. south	$51,110	$51,678	$568	$51,678	$568
U.S. northeast	$20,714	$15,380	$(5,334)	$15,380	$(5,334)
Corporate	$(18,093)	$(15,925)	$2,168	$(15,782)	$2,311

Adjusted SG&A	$52,774	$56,986	$4,212	$56,626	$3,852
Canada	$15,584	$16,159	$575	$15,914	$330
U.S. south	$16,783	$19,599	$2,816	$19,599	$2,816
U.S. northeast	$8,147	$7,997	$(150)	$7,997	$(150)
Corporate	$12,260	$13,231	$971	$13,116	$856

Adjusted EBITDA(A)	$123,271	$117,156	$(6,115)	$116,308	$(6,963)
Canada	$63,707	$63,329	$(378)	$62,366	$(1,341)
U.S. south	$51,110	$51,678	$568	$51,678	$568
U.S. northeast	$20,714	$15,380	$(5,334)	$15,380	$(5,334)
Corporate	$(12,260)	$(13,231)	$(971)	$(13,116)	$(856)

Progressive Waste Solutions Ltd. – March 31, 2012 - 8

Revenues
Gross revenue by service type
The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

			Three months ended
	2012	%	2011	%

Commercial	$162,362	37.0	$154,544	36.5
Industrial	76,565	17.5	75,643	17.9
Residential	101,489	23.2	90,795	21.5
Transfer and disposal	140,866	32.1	141,553	33.5
Recycling and other	22,141	5.1	22,091	5.2
Gross revenues	503,423	114.9	484,626	114.6

Intercompany	(65,148)	(14.9)	(61,776)	(14.6)
Revenues	$438,275	100.0	$422,850	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared using reported revenues for 2012 and gross revenues for 2011.  The table has also been prepared assuming Canadian and U.S. dollar parity.  For 2011, the amounts are presented as if Waste Services, Inc.’s operations were combined with ours for the three months ended March 31, 2010.

	Three months ended
	2012	2011	(*)

Price
Core price	1.0	1.7
Fuel surcharges	0.8	1.0
Recycling and other	(1.2)	0.6
Total price growth	0.6	3.3

Volume	(0.9)	0.6
Total organic (decline) growth	(0.3)	3.9

Acquisitions	4.6	7.0
Total growth excluding FX	4.3	10.9

FX	(0.7)
Total growth including FX	3.6

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Progressive Waste Solutions Ltd. – March 31, 2012 - 9

Free cash flow(B) - cash flow approach
	Three months ended March 31
	2012	(*)	2011	Change

Cash generated from operating activities	$65,348		$54,654	$10,694

Operating and investing
Stock option expense	1,644		5,344	(3,700)
Acquisition and related costs	288		315	(27)
Restructuring expenses	-		847	(847)
Other expenses	53		186	(133)
Changes in non-cash working capital items	25,743		34,633	(8,890)
Capital and landfill asset purchases	(50,091)		(25,409)	(24,682)
Proceeds from the sale of capital assets	719		2,673	(1,954)

Financing
Net realized foreign exchange loss (gain)	7		(3)	10
Free cash flow(B)	$43,711		$73,240	$(29,529)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3,600.

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended March 31
	2012 (*)	2011	Change

Adjusted EBITDA(A)	$116,308	$123,271	$(6,963)

Capital and landfill asset purchases	(50,091)	(25,409)	(24,682)
Proceeds from the sale of capital assets	719	2,673	(1,954)
Landfill closure and post- closure expenditures	(1,534)	(1,701)	167
Landfill closure and post- closure cost accretion expense	1,308	1,269	39
Interest on long-term debt	(14,264)	(16,518)	2,254
Non-cash interest expense	1,690	1,353	337
Current income tax expense	(10,425)	(11,698)	1,273
Free cash flow(B)	$43,711	$73,240	$(29,529)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3,600.

Long-term debt to adjusted EBITDA(A)
Our adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.57 times.

Progressive Waste Solutions Ltd. – March 31, 2012 - 10

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens by 10 basis points our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by 10 basis points, our reported results will improve by similar amounts.

	2012			2011
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9833		$1.0109
March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record June 29, 2012.  The dividend will be paid on July 16, 2012.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

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Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

About Progressive Waste Solutions Ltd.
As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Friday, April 27, 2012, at 8:30 a.m. (ET) to discuss results for the three months  ended March 31, 2012.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 68190909, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Friday, May 11, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 68190909.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

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